Mail Stop 4561

March 19, 2009

Kathleen M. Crusco
Senior Vice President and Chief Financial Officer
Activant Solutions Inc.
7683 Southfront Road
Livermore, CA 94551

> **Re:** **Activant Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 19, 2008**
> **File No. 333-49389**

Dear Ms. Crusco:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief